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SEC FILE NUMBER
8 - 68751

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CRAIG SCOTT CAPITAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1225 RXR Plaza - 12th Floor East Tower
(No. and Street)

Uniondale (City) New York (State) 11556 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Porges (631) 414-7944
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name -- *if individual, state last, first, middle name*)

450 East Las Olas Boulevard, Ninth Floor (Address) Fort Lauderdale (City) Florida (State) 33301 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

02 3/4/15

OATH OR AFFIRMATION

I, Brent Porges, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CRAIG SCOTT CAPITAL, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

C.O.O.

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRAIG SCOTT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

CRAIG SCOTT CAPITAL, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Management
of **Craig Scott Capital, LLC**

We have audited the accompanying statement of financial condition of Craig Scott Capital, LLC as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Craig Scott Capital, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Craig Scott Capital, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Fort Lauderdale, FL
February 27, 2015

MARCUMGROUP
MEMBER

Marcum LLP ▪ 450 East Las Olas Boulevard ▪ Ninth Floor ▪ Fort Lauderdale, Florida 33301 ▪ **Phone** 954.320.8000 ▪ **Fax** 954.320.8001
marcumllp.com

CRAIG SCOTT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

Assets		
Current Assets		
Cash and cash equivalents	$ 15,278	
Deposit with clearing broker (cash)	50,000	
Receivable from clearing broker	150,397	
Prepaid expenses and other current assets	163,220	
Total Current Assets		$ 378,895
Property and Equipment, Net		167,531
Security Deposit		124,056
Total Assets		$ 670,482
Liabilities and Members' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 142,254	
Deferred rent	19,089	
Total Current Liabilities		$ 161,343
Members' Equity		509,139
Total Liabilities and Members' Equity		$ 670,482

NOTE 1 –NATURE OF BUSINESS

Craig Scott Capital, LLC (the "Company") was formed in the state of New York in October 2010 to become a registered broker-dealer in the United States. On January 20, 2012, the Company received approval to become a broker-dealer and as such is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company's operations consist of agency execution of securities transactions for retail and institutional investors. The securities transactions are primarily domestic listed and over-the-counter equity securities. The Company may also participate as a placement agent in connection with privately offered securities.

In accordance with the Company's operating agreement, profits and losses of the Company are allocated among the members in proportions determined by the operating agreement.

The Company clears its securities transactions on a fully-disclosed basis through COR Clearing LLC ("COR"), formerly Legent Clearing LLC.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's financial instruments are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, deposit and receivable from clearing broker, prepaid expenses and other current assets, accounts payable, accrued expenses, and deferred rent, approximate their fair values.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers money market accounts to be cash equivalents. The Company defines cash equivalents as highly liquid investments with original maturities of less than three months.

DEPOSIT WITH CLEARING BROKER

In accordance with the Company's agreement with its clearing broker, COR, a deposit of $50,000 is maintained with COR until such time the agreement is terminated.

RECEIVABLE FROM CLEARING BROKER

Receivable from clearing broker represents commissions receivable net of clearance and execution costs related to customers trading activity.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation is recognized on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 years for computers and 5 years for furniture and equipment. The estimated useful lives of the leasehold improvements is the lesser of 48 months from the date the assets were placed in service or the expiration of the office lease.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The Company is a limited liability company and has elected to be treated as a partnership under the Internal Revenue Code. In lieu of corporate income taxes, the members are responsible for the tax liability, or loss carryforward, related to their proportionate share of the Company's taxable income and losses. Accordingly, no provision for federal and state income taxes is reflected in the accompanying financial statements. The Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years, 2011 and after, from the date of filing including the current year which remains subject to examination as of December 31, 2014.

CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents
As of December 31, 2014, the Company maintains it cash balances with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash and cash equivalents.

Receivable from Clearing Broker
As of December 31, 2014, the Company held concentrated positions in its receivable from its clearing broker of approximately $150,000.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements are issued.

NOTE 3 – PREPAID EXPENSES AND OTHER CURRENT ASSETS

Amounts receivable from other brokers and other current assets at December 31, 2014, consist of the following:

Prepaid assets and insurance	$ 79,353
Due from brokers	83,867
Total Prepaid Expenses and Other Current Assets	$ 163,220

NOTE 4 – PROPERTY AND EQUIPMENT

Details of property and equipment at December 31, 2014 are as follows:

Furniture and equipment	$ 175,981
Computers	176,415
Leasehold improvements	34,099
Total Property and Equipment	386,495
Less: accumulated depreciation and amortization	218,964
Property and Equipment, Net	$ 167,531

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASE

The Company leases office space under an operating lease in Uniondale, New York expiring in December 2015. The lease contains provisions for a future rent increase and rent free period. The total amount of rental payments due over the lease term is being charged to rent expense on the straight-line method over the term of the lease. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent, which is included in the accompanying statement of financial condition. The lease is secured by a security deposit of $124,056.

NOTE 5 – COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

OPERATING LEASE (CONTINUED)

Aggregate future minimum annual lease payments are approximately as follows:

For the Year Ended December 31,	Amount
2015	$ 202,000

CONTINGENCIES

In accordance with its clearing agreement with COR, the Company is responsible to indemnify its clearing broker against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the financial statements for this indemnification.

LITIGATION

The Company is subject to routine litigation incidental to its business. During 2014, the Company was subject to arbitration in several legal dispute matters that arise in the ordinary course of its business activities. The Company settled two legal disputes during 2014. In the other legal disputes, the Company denied all of the allegations asserted against it and it will vigorously defend against these allegations. At this time, the Company's legal counsel is unable to predict the outcome of these allegations.

NOTE 6 – RELATED PARTY TRANSACTIONS AND DUE FROM AFFILIATES

Pursuant to an administrative services agreement dated as of July 1, 2012, Cruden Bay Partners, LLC ("Cruden Bay"), an affiliate of the Company, provides various services and other operating assistance to the Company. These include managing and paying accounts payable, assisting in the preparation of budgets and other financial analyses, monitoring cash, assisting in the review and implementation of non-securities related agreements including insurance coverage and such other related administrative and support activities as may be requested by the Company. The administrative services agreement was discontinued effective November 30, 2014.

During the year ended December 31, 2014, a related party provided the Company market information as an independent contractor.

NOTE 7 –NET CAPITAL REQUIREMENT

As a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's net capital was $54,332, which was $43,576 in excess of its minimum requirement of $10,756.

NOTE 8 –EXEMPTION FROM RULE 15C3-3

The Company is exempt from SEC Rule 15c3-3 under sub-paragraph k(2)(ii) because all customer transactions are cleared through another broker dealer on a fully disclosed basis.